Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 54 through 87 in accordance with auditing standards generally accepted in Canada to enable them to express to the share-holders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada	Bryan K. Davis
February 10, 2005	Senior Vice-President, Finance

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada	Deloitte & Touche, LLP
February 10, 2005	Chartered Accountants

Brascan Corporation | 2004 ANNUAL REPORT          53

Consolidated Balance Sheet

AS AT DECEMBER 31
MILLIONS	Note		2004		2003

Assets
Cash and cash equivalents			$404		$382
Securities	2		996		854
Accounts receivable and other	3		1,524		1,623
Property, plant and equipment
Property	4		8,839		8,222
Power generation	5		3,048		1,927
Funds management	6
Securities		$2,494		$1,347
Loans and notes receivable		900		409
Other		431		339

			3,825		2,095
Investment	7		1,374		1,196

			$20,010		$16,299

Liabilities
Non-recourse borrowings
Property specific mortgages	8		$6,045		$4,881
Other debt of subsidiaries	8		2,373		2,075
Corporate borrowings	9		1,675		1,213
Accounts payable and other liabilities	10		2,719		1,745
Shareholders’ interests
Minority interests of others in assets	11		1,569		1,516
Preferred equity
Corporate	12		1,089		852
Subsidiaries	12		1,059		1,009
Common equity	13		3,481		3,008

			$20,010		$16,299

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director

54 Brascan Corporation | 2004 Annual Report

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2004	2003

Total revenues		$4,027	$3,370

Net operating income	15
Property		1,019	837
Power generation		283	172
Funds management		200	180
Investment income and other		79	89
Property and disposition gains		123	157

		1,704	1,435
Expenses
Interest expense		530	471
Current income taxes		86	22
Other operating costs		83	66
Minority share of net income before the following	16	399	319

		606	557
Depreciation and amortization		(251)	(149)
Future income taxes and other provisions	17	(153)	(165)
Minority share of the foregoing items	16	141	100
Equity accounted income from investments	18	345	60

Net income		$688	$403

Net income per common share
Diluted	13	$2.38	$1.31
Basic		$2.43	$1.33

Consolidated Statement of Retained Earnings

YEARS ENDED DECEMBER 31
MILLIONS	Note	2004	2003

Retained earnings, beginning of year		$1,669	$1,491
Change in accounting policy	1	—	(11)
Net income		688	403
Preferred equity issue costs		—	(4)
Shareholder distributions – Preferred equity	22	(62)	(58)
– Common equity	22	(136)	(126)
Amount paid in excess of the book value of common shares purchased for cancellation		(10)	(26)

Retained earnings, end of year		$2,149	$1,669

Brascan Corporation | 2004 Annual Report 55

Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
MILLIONS	Note	2004	2003

Operating activities
Net income		$688	$403
Adjusted for the following non-cash items
Depreciation and amortization		251	149
Future income taxes and other provisions		153	165
Minority share of non-cash items	16	(141)	(100)
Excess of equity income over dividends received		(281)	7

		670	624
Commercial property gains, net of minority share		(30)	(50)
Net change in non-cash working capital balances and other		270	168

		910	742

Financing activities
Corporate borrowings, net of repayments	21	97	177
Property specific mortgages, net of repayments	21	980	(384)
Other debt of subsidiaries, net of repayments	21	500	82
Corporate preferred equity issued		—	117
Preferred equity of subsidiaries issued		264	408
Common shares and equivalents repurchased		(19)	(91)
Common shares of subsidiaries repurchased, net	21	(33)	(125)
Special dividend distributed to minority shareholders		(140)	—
Undistributed minority share of cash flow		242	182
Shareholder distributions	22	(198)	(184)

		1,693	182

Investing activities
Investment in or sale of operating assets, net
Property	21	(341)	(161)
Power generation		(1,105)	(164)
Funds management	21	(1,305)	(316)
Securities	21	170	(45)
Investment		—	(188)

		(2,581)	(874)

Cash and cash equivalents
Increase		22	50
Balance, beginning of year		382	332

Balance, end of year		$404	$382

56 Brascan Corporation | 2004 Annual Report

Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a) Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

The company accounts for its investments in Noranda Inc. (“Noranda”), Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

(b) Acquisitions

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

(c) Property

(i) Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided during the year ended December 31, 2004 on a straight-line basis and on the sinking-fund basis in previous years, in each case over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

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(ii) Residential properties

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to estimated fair value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d) Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Facilities are tested for impairment based on an assessment of net recoverable amounts in the event of any adverse developments. A write-down to estimated fair value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets and up to 40 years for transmission, distribution and other assets.

Power generating facilities and infrastructure under development consist of power generating facilities under construction. These assets are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.

(e) Funds Management and Securities

Funds management operations include activities where the company manages investment funds for itself and on behalf of other institutional investors. Securities represent holdings that are not actively deployed within financial operations, however, with varying degrees of timing, can be liquidated and utilized to fund strategic acquisitions.

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolio, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments recorded as income.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

(f) Revenue and Expense Recognition

(i) Commercial property operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

58       Brascan Corporation | 2004 Annual Report

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a receivable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are classified as commercial properties or included in residential inventory assets, unless they meet the criteria for treatment as discontinued operations.

(ii) Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(iii) Power generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

(iv) Funds management and securities

Revenue from loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments.

Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.

The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(v) Real estate services

Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.

(g) Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction until the asset is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(h) Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

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(i) Derivative Financial Instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. The fair value of a derivative that was deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in investment income and other in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

(j) Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Reporting Currency and Foreign Currency Translation

The U.S. dollar is the functional currency of the company’s head office operations and the company adopted the U.S. dollar as its reporting currency.

The accounts of subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

(l) Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period.

(m) Business Combinations, Goodwill and Other Intangible Assets

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill is not amortized, but is subjected to impairment tests on at least an annual basis.

60       Brascan Corporation | 2004 Annual Report

(n) Carrying Value of Assets

The company assesses the carrying values of long-lived assets, when events necessitate a review, based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.

(o) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values; tax and other provisions; hedge effectiveness; and fair values for disclosure purposes.

(p) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturity less than 90 days.

(q) Changes in Accounting Policies

Effective January 1, 2004 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).

(i) Generally accepted accounting principles, CICA Handbook Section 1100

Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provision of section 1100 have been applied on a prospective basis to balances outstanding as at January 1, 2004, and transactions after that date. The adoption of the new standard resulted in recognition of additional straight-line rental revenues of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004.

(ii) Asset retirement obligations, CICA Handbook Section 3110

Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

(iii) Hedging relationship, AcG 13

AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

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(iv) Impairment of long-lived assets, CICA Handbook Section 3063

Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.

(v) Accounting for operating leases acquired in either an asset acquisition or business combination, EIC 140

EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

(r) Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.

(i) Consolidation of variable interest entities, AcG 15

In June 2003, the CICA issued AcG 15, “Consolidation of Variable Interest Entities”. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. The impact of consolidating VIEs is reflected in the company’s Note 23.

(ii) Liabilities and equity, CICA Handbook Section 3860

In November 2003, the Accounting Standards Board (“AcSB”) approved a revision to CICA handbook section 3860, Financial Instruments: Disclosure and Presentation, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity. Similar reclassifications are expected for the preferred equity securities issued by the company’s subsidiaries.

(s) Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the 2004 presentation.

2. SECURITIES

MILLIONS	2004	2003

Government bonds	$42	$49
Corporate bonds	463	387
Preferred shares	351	342
Common shares	140	76

Total	$996	$854

Securities are comprised of securities that are not an active component of the company’s funds management operations (see Note 6).

62       Brascan Corporation | 2004 Annual Report

The fair value of securities as at December 31, 2004 was $1,031 million (2003 – $852 million). The portfolio consists of $344 million (2003 – $340 million) fixed rate securities with an average yield of 4.0% (2003 – 4.2%).

Securities include $335 million (2003 – $356 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $17 million (2003 – $24 million).

3. ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2004	2003

Accounts receivable	(a)	$1,187	$1,053
Prepaid expenses and other assets	(b)	281	508
Future income tax assets	(c)	56	62

Total		$1,524	$1,623

(a) Accounts Receivable

MILLIONS	2004	2003

Property operations	$482	$231
Power generation	169	131
Funds management	204	449
Other	332	242

Total	$1,187	$1,053

Included in accounts receivable are Executive Share Ownership Plan loans receivable from executives of the corporation and consolidated subsidiaries of $31 million (C$38 million) (2003 – $30 million (C$39 million)). No loans have been made since July 2002.

(b) Prepaid Expenses and Other Assets

MILLIONS	2004	2003

Property operations	$235	$475
Other	46	33

Total	$281	$508

(c) Future Income Tax Assets

MILLIONS	2004	2003

Tax assets related to operating and capital losses	$941	$744
Tax liabilities related to differences between tax and book base	(885)	(682)

Future income tax assets	$56	$62

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $739 million (2003 – $482 million) that relate to non-capital losses which expire over the next seven to ten years, and $52 million (2003 – $68 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $150 million (2003 – $194 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $755 million (2003 – $645 million).

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4. PROPERTY

MILLIONS	Note	2004	2003

Commercial properties	(a)	$7,020	$6,622
Residential properties	(b)	818	738
Development properties	(c)	950	814
Property services	(d)	51	48

Total		$8,839	$8,222

(a) Commercial Properties

MILLIONS	2004	2003

Commercial properties	$7,671	$7,137
Less: accumulated depreciation	651	515

Total	$7,020	$6,622

(i) Commercial properties carried at a net book value of approximately $2,300 million (2003 – $2,380 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2003 – $22 million) annually for the next five years and $973 million (2003 – $996 million) in total on an undiscounted basis.

(ii) Construction costs of $15 million (2003 – $7 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2004.

(b) Residential Properties

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

(c) Development Properties

MILLIONS	2004	2003

Commercial development properties	$603	$509
Residential lots – owned	263	246
– optioned	45	19
Agricultural lands	39	40

Total	$950	$814

Development properties include commercial development land and density rights, and residential land owned and under option.

During 2004, the company capitalized construction and related costs of $26 million (2003 – $123 million) and interest costs of $14 million (2003 – $44 million) to its commercial development sites, and interest costs of $32 million (2003 – $28 million) to its residential land operations.

(d) Property Services

MILLIONS	2004	2003

Centract Residential Property Services	$30	$27
Brookfield LePage Facilities Management	10	9
Brookfield Residential Management Services	3	4
Royal LePage Commercial Brokerage Services	8	8

Total	$51	$48

64       Brascan Corporation | 2004 Annual Report

Property services include fixed assets and $21 million (2003 – $20 million) of goodwill and other intangible assets associated with the company’s property services businesses. These services include residential and commercial brokerage, move management, facilities and condominium management and other services associated with commercial and residential real estate.

5. POWER GENERATION

MILLIONS	2004	2003

Property, plant and equipment
Generation	$2,888	$1,762
Transmission	164	130
Distribution	70	60

	3,122	1,952
Less:
Accumulated depreciation	370	298

	2,752	1,654
Investment in Louisiana HydroElectric Power	244	228
Generating facilities under development	52	45

Total	$3,048	$1,927

Generation assets includes the cost of the company’s 120 (2003 – 44) hydroelectric generating stations in Ontario, Quebec, New York, Maine, New Hampshire, British Columbia and Brazil, and the Lake Superior Power gas-fired cogeneration plant. Transmission and distribution is comprised of the cost of regulated transmission and distribution facilities located in northern Ontario.

The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2044. The company’s transmission and distribution network operates under a regulated rate base arrangement which is applied to its invested capital.

During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one cogeneration facility in upstate New York from Reliant Energy for approximately $881 million. These facilities have a combined generating capacity of 674 megawatts.

During 2003, the company completed the development of, through a 50%-owned joint venture, a 30 megawatt (MW) hydroelectric generating station in British Columbia for $51 million, and a 100%-owned 45 MW hydroelectric generation station in Ontario for a cost of $57 million. In addition, during 2003 the company acquired three hydroelectric generating stations located in New England, with a combined generating capacity of 17 MW for an aggregate cash purchase price of $28 million. In December 2003, the company’s three hydroelectric generating stations in Brazil commenced operations with a total installed capacity of 60 MW.

The company accounts for its 75% equity interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial statements of Louisiana HydroElectric Power for 2004 and 2003 are summarized as follows:

MILLIONS	2004	2003

Assets	$1,054	$1,044
Debt	816	812
Other liabilities	98	100

Operating revenues	159	138
Operating expenses	38	35
Net income	40	21

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6. FUNDS MANAGEMENT

MILLIONS	Note	2004	2003

Securities	(a)	$2,494	$1,347
Loans and notes receivable	(b)	900	409
Other	(c)	431	339

Total		$3,825	$2,095

(a) Securities

MILLIONS	2004	2003

Debentures	$1,171	$553
Preferred shares	5	1
Common shares	857	368
Equity accounted investments	461	425

Total	$2,494	$1,347

Securities include $173 million (2003 – $54 million) of securities held within the company’s trading portfolio which are recorded at fair market value. The balance of securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2004 was $3,065 million (2003 – $1,442 million). Securities also include a 17% (2003 – 9%) common share interest in Canary Wharf Group plc, accounted for under the cost method with a book value of $450 million at December 31, 2004 (2003 – $153 million).

The portfolio’s debentures and preferred shares include fixed rate securities totalling $172 million (2003 – $79 million) with an average yield of 6.5% (2003 – 6.8%) and an average maturity of approximately five years.

Equity accounted investments include the following:

	Number of Shares		% Interest		Book Value
MILLIONS	2004	2003	2004	2003	2004	2003

Norbord Inc.	53.8	63.8	36%	42%	$177	$356
Fraser Papers Inc.	12.8	—	42%	—	204	—
Other					80	69

					$461	$425

The carrying values of equity accounted investments are subject to periodic reviews to assess whether any impairments are other than temporary.

(b) Loans and Notes Receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2004 and 2003 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

Loans and notes receivable include $180 million (2003 – $169 million) which include $25 million (2003 – $24 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $3 million (2003 – $3 million).

The loan portfolio matures between one year and three years, with an average maturity of approximately one year and includes fixed rate loans totalling $67 million (2003 – $61 million) with an average yield of 6.5% (2003 – 6.6%).

66       Brascan Corporation | 2004 Annual Report

(c) Other

Other assets includes $93 million (2003 – $90 million) of goodwill principally arising from the privatization of Brascan Financial Corporation during 2002, and $63 million (2003 – $75 million) of goodwill and other intangibles associated with Brascan’s business services investments including contracts and intellectual property.

7. INVESTMENT

The company holds 122.6 million common shares of Noranda representing a 42% interest. The company’s ownership interest is unchanged from December 31, 2003. Noranda is an international base mining and metals company. Included in the carrying value of the company’s long-term investments in Noranda is a net amount of $286 million (2003 – $286 million) which represents the excess of acquisition costs over the company’s share of the net book value of Noranda.

8. NON-RECOURSE BORROWINGS

(a) Property Specific Mortgages

MILLIONS	2004	2003

Commercial properties	$4,534	$4,149
Power generation	1,511	732

Total	$6,045	$4,881

Property specific mortgages include $1,786 million (2003 – $1,632 million) repayable in Canadian dollars equivalent to C$2,143 million (2003 – C$2,122 million) and $113 million (2003 – $43 million) in Brazilian reais equivalent to R$301 million (2003 – R$124 million). The weighted average interest rate at December 31, 2004 was 6.4% (2003 – 6.6%).

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Commercial Properties	Power Generation	Annual Repayments

2005	$311	$89	$400
2006	210	524	734
2007	642	22	664
2008	285	22	307
2009	193	59	252
Thereafter	2,893	795	3,688

Total	$4,534	$1,511	$6,045

(b) Other Debt of Subsidiaries

MILLIONS	2004	2003

Residential properties	$660	$576
Power generation	617	375
Funds management	530	647
International operations and other	566	477

Total	$2,373	$2,075

Other debt of subsidiaries include $883 million (2003 – $539 million) repayable in Canadian dollars equivalent to C$1,059 million (2003 – C$701 million) and $14 million (2003 – $15 million) in Brazilian reais equivalent to R$38 million (2003 – R$43 million). The weighted average interest rate at December 31, 2004 was 6.8% (2003 – 6.6%).

Residential properties debt represents $660 million (2003 – $576 million) drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family houses and condominiums and redrawn to finance the construction of new homes.

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Funds management debt includes the issuance of debentures with a principal amount of C$255 million issued for net proceeds of C$245 million on September 30, 2004 that are exchangeable for up to 20 million common shares of Norbord and will mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2004 was $195 million, and any change in value is recorded in income.

Other debt of subsidiaries include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $393 million (2003 – $327 million) of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

	Residential	Power	Funds	International
MILLIONS	Properties	Generation	Management	and Other	Total

2005	$407	$200	$5	$120	$732
2006	214	84	—	46	344
2007	32	—	114	2	148
2008	7	—	11	1	19
2009	—	333	6	4	343
Thereafter	—	—	394	393	787

Total	$660	$617	$530	$566	$2,373

The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $205 million (2003 – $198 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

9. CORPORATE BORROWINGS

MILLIONS	2004	2003

Publicly traded term debt	$1,413	$1,100
Privately held term debt	13	113
Commercial paper and bank borrowings	249	—

Total	$1,675	$1,213

Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of 364-day revolving facilities, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These borrowings are at floating rates and have a weighted average interest rate as at December 31, 2004 of 2.5% (2003 – 2.7%).

Term debt borrowings, which have maturity dates up to 2033, have a weighted average interest rate of 7.3% (2003 – 5.4%), and include $325 million (2003 – $13 million) repayable in Canadian dollars equivalent to C$390 million (2003 – C$17 million).

On December 31, 2004, the company assumed C$125 million 7.35% medium-term notes due October 2005, C$125 million 8.35% debentures due December 2006, C$125 million 7.25% debentures due June 2007 and $47 million of commercial paper and bank borrowings of Brascan Financial Corporation, as a result of the amalgamation of Brascan Financial Corporation and the company.

During 2003, the company issued $200 million of 5.75% publicly traded term debt due March 2010 and $250 million of 7.375% publicly traded term debt due March 2033.

68       Brascan Corporation | 2004 Annual Report

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2005	$364
2006	106
2007	105
2008	300
2009	—
Thereafter	800

Total	$1,675

The fair value of corporate borrowings at December 31, 2004 exceeds the book value by $167 million (2003 – $140 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

MILLIONS	Note	2004	2003

Accounts payable	(a)	$2,082	$1,163
Other liabilities	(b)	637	582

Total		$2,719	$1,745

(a) Accounts Payable

MILLIONS	2004	2003

Property operations	$524	$375
Power generation	100	89
Funds management	1,298	419
Other	160	280

Total	$2,082	$1,163

(b) Other Liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities it did not own at the time of sale and those pursuant to financial instruments recorded as liabilities.

11. MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2004	2003

Property operations	$1,185	$1,228
Power generation	194	184
Funds management	110	34
Other	80	70

Total	$1,569	$1,516

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12. PREFERRED EQUITY – CORPORATE AND SUBSIDIARIES

Corporate Preferred Equity

Corporate preferred equity outstanding:

MILLIONS	Note	2004	2003

Corporate
Preferred shares	(a)	$930	$693
Preferred securities	(b)	159	159

Total		$1,089	$852

(a) Corporate – Preferred Shares

The following Class A preferred shares are issued and outstanding:

			Issued and Outstanding
	Rate	Term	2004	2003	2004		2003

					(MILLIONS)
Class A Preferred Shares
Series 1	65% P	Retractable	—	18,891	$—	[1]	$—	[2]
Series 14	63% P	Retractable	25	—	—	[2]	—

Series 2	70% P	Perpetual	10,465,100	10,465,100	$169		$169
Series 3	B.A. + 40 b.p. [3]	Perpetual	1,171	1,171	75		75
Series 4 + 7	70% P/8.5%	Perpetual	2,800,000	2,800,000	45		45
Series 8	Variable up to P	Perpetual	1,049,792	1,049,792	17		17
Series 9	5.63%	Perpetual	2,950,208	2,950,208	46		46
Series 10	5.75%	Convertible	10,000,000	10,00,000	159		159
Series 11	5.50%	Convertible	4,032,401	4,032,401	65		65
Series 12	5.40%	Convertible	7,000,000	7,000,000	117		117
Series 13	70% P	Perpetual	9,288,700	—	195		—
Series 15	B.A. + 40 b.p. [4]	Perpetual	2,000,000	—	42		—

Total					$930		$693

1	Redeemed July 30, 2004

2	Included in accounts and other payables

3	Rate determined in a monthly auction

4	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which have a par value of C$100,000 per share, and the Class A, Series 14 preferred shares which have a par value of C$100 per share.

70       Brascan Corporation | 2004 Annual Report

The Series 10, 11 and 12 shares, unless redeemed by the company, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
	Redemption Date	Option	Option

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

On December 31, 2004, the company issued 9,288,700 Series 13 preferred shares, 25 Series 14 preferred shares and 2,000,000 Series 15 preferred shares as a result of the amalgamation of Brascan Financial Corporation and the company.

During 2003, the company issued 7,000,000 Series 12 5.4% preferred shares for cash proceeds of C$175 million by way of a public offering.

(b) Corporate – Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2004	2003

8.35% due 2050	$79	$79
8.30% due 2051	80	80

Total	$159	$159

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

Subsidiaries Preferred Equity

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2004	2003

Commercial real estate	$1,006	$722
Funds management	53	287

Total	$1,059	$1,009

During 2004, the company’s real estate operations issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for cash proceeds of C$350 million.

13. COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

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The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate		Maturity	2004	2003 [1]

Convertible Notes
Series I	B.A. + 40 b.p.	[2]	2085	$9	$44
Series II	3.9% [3]		2088	2	8

				11	52
Class A and B common shares				1,226	1,188
Retained earnings				2,149	1,669
Cumulative translation adjustment				95	99

Common equity				$3,481	$3,008

NUMBERS OF SHARES

Class A common shares	258,620,702	256,035,490
Class B common shares	85,120	85,120

	258,705,822	256,120,610
Unexercised options	12,181,392	11,363,277
Reserved for conversion of subordinated notes	824,927	3,792,206

Total diluted common shares	271,712,141	271,276,093

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004 2

2	Rate determined in a semi-annual auction, maximum 10%

3	Rate determined as 120% of the current common share dividend

B.A. – Banker’s Acceptance Rate b.p. – Basis Points

(a) Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 824,927 (2003 –3,792,206) Class A common shares at conversion prices of C$21.33 and C$20.67 per share, respectively, and are redeemable at any time at the company’s option.

72       Brascan Corporation | 2004 Annual Report

(b) Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of Directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2004 and 2003 the number of issued and outstanding common shares changed as follows:

MILLIONS	2004	2003 [1]

Outstanding at beginning of year	256,120,610	261,206,606
Issued (repurchased):
Dividend reinvestment plan	72,539	58,251
Management share option plan	382,430	586,200
Conversion of debentures and minority interests	2,967,334	1,124,307
In exchange for shares of Brascan Financial	—	12,246
Fractional shares cancelled in relation to stock split	(12,186)	—
Normal course issuer bid	(824,905)	(6,867,000)

Outstanding at end of year	258,705,822	256,120,610

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

In 2004, under a normal course issuer bid, the company repurchased 824,905 (2003 – 6,867,000) Class A common shares at a cost of $19 million (2003 – $102 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $6 million (2003 – $7 million).

(c) Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2004	2003 [1]

Net income	$688	$403
Convertible note interest	(1)	(2)
Preferred security distributions	(16)	(15)
Preferred share dividends	(46)	(43)

Net income available for common shareholders	$625	$343

Weighted average outstanding common shares	258	257
Dilutive effect of the conversion of notes and options using treasury stock method	6	7

Common shares and common share equivalents	264	264

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

(d) Stock-Based Compensation

Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2004, the company granted 1,527,545 (2003 –1,987,500) options with an exercise price of C$30.07 (2003 – C$19.98) per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term (2003 – 7.5 year), 12% volatility (2003 – 20%), a weighted average expected dividend yield of 2.3% (2003 – 3.44%) annually and an interest rate of 4.0% (2003 – 4.11%). The cost of $5 million (2003 – $4 million) was charged to employee compensation expense over the five-year vesting period of the options granted.

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The changes in the number of options during 2004 and 2003 were as follows:

	2004		2003 [1]
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000’S)	Price	(000’S)	Price

Outstanding at beginning of year	11,363	C$16.94	10,053	C$16.17
Granted	1,527	30.07	1,987	19.98
Exercised	(382)	15.13	(588)	13.59
Cancelled	(327)	14.95	(89)	18.79

Outstanding at end of year	12,181	C$18.70	11,363	C$16.94

Exercisable at end of year	7,069		5,823

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

At December 31, 2004, the following options to purchase Class A common shares were outstanding:

		Weighted
		Average	Number
NUMBER OUTSTANDING		Remaining	Exercisable
(000’S)	Exercise Price	Life	(000’S)

1,989	C$8.80 – C$12.80	4.7 yrs.	1,630
3,664	C$12.87 – C$19.27	5.1 yrs.	2,589
5,027	C$19.60 – C$27.64	6.0 yrs.	2,850
1,501	C$30.07 – C$37.42	9.1 yrs.	—

12,181			7,069

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over a five-year period, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, less the market price on the date the RSAUs are granted. The value of the vested and unvested DSUs and RSAUs as at December 31, 2004 was $87 million (2003 – $43 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. Changes in the amount payable by the company in respect of vested DSUs and RSAUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change and for the year ended December 31, 2004 including those of operating subsidiaries was $39 million (2003 – $15 million).

(e) Other

Loans receivable from officers of the company of $nil (2003 – $1 million) owing under the company’s Management Share Purchase Plan were secured by fully paid Class A common shares of the company and were deducted from shareholders’ equity. All loans were fully repaid in January 2004.

74       Brascan Corporation | 2004 Annual Report

14. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Derivative Financial Instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, total return swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

At December 31, 2004, the company held foreign exchange contracts with a notional amount of $2,703 million (2003 – $2,669 million) at an average exchange rate of $1.257 (2003 – $1.317) and a replacement value in excess of that recorded in the company’s accounts of nil (2003 – $4 million) to manage its Canadian dollar exposure. At December 31, 2004, the company held foreign exchange contracts with a notional amount of $574 million (2003 – nil) at an average exchange rate of $1.904 (2003 – nil) to manage its British pounds exposure. All of the foreign exchange contracts at December 31, 2004 had a maturity of less than two years. The company also held interest rate swap contracts having a notional amount of $1,300 million (2003 – $1,125 million) with a replacement value in excess of that recorded in the company’s accounts of $32 million (2003 – $2 million). These contracts expire over an 11-year period.

At December 31, 2004, the company held total return swaps with a notional amount of $106 million (2003 – nil) recorded in the balance sheet at an amount equal to replacement value.

At December 31, 2004, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $1,884 million (2003 – $989 million) at an average exchange rate of $1.249 (2003 – $1.338) and a replacement value in excess of that recorded in the company’s accounts of nil (2003 – $3 million), and contracts with a replacement cost in excess of that recorded in the company’s accounts of nil (2003 – $1 million). These contracts expire over the next three years.

The company’s subsidiaries also held interest rate swap contracts as at December 31, 2004 with a total notional amount of $379 million (2003 – $1,068 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $5 million (2003 – $12 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $5 million (2003 – $18 million). The interest rate swap transactions have maturities varying from one to 19 years.

Included in 2004 income are net losses on foreign currency amounting to $3 million (2003 – gains of $55 million) and included in the cumulative translation adjustment account are losses net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $154 million (2003 – $263 million), which have been more than offset by translation gains on the underlying net assets.

(b) Derivative Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2004, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that

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recorded in the company’s accounts of $70 million (2003 – $28 million), as well as contracts with a replacement value in excess of that recorded in the company’s accounts of $63 million (2003 – $23 million).

(c) Commitments, Guarantees and Contingencies

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2004, the company and its subsidiaries had $445 million (2003 – $467 million) in such commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

As at September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site. To date, approximately $230 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

The company has acquired $600 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Reinsurance

The company conducts reinsurance operations as part of its funds management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2004, the company held reinsurance assets of $532 million (2003 – $822 million) which were offset in each year by an equal amount of reserves and other liabilities. Net fee income earned on reinsurance operations was $15 million (2003 – $15 million) representing $637 million (2003 – $506 million) of premium and other revenues offset by $612 million (2003 – $491 million) of reserves and other expenses.

15. NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation and amortization, minority share of income and tax expenses. The details are as follows:

(a) Property Operations

MILLIONS	2004	2003

Revenue	$2,852	$2,456
Expenses	1,833	1,619

Net	$1,019	$837

76       Brascan Corporation | 2004 Annual Report

(b) Power Generation

MILLIONS	2004	2003

Revenue	$542	$320
Expenses	259	148

Net	$283	$172

(c) Funds Management

MILLIONS	2004	2003

Revenue	$415	$281
Expenses	215	101

Net	$200	$180

(d) Other Operations

MILLIONS	2004	2003

Revenue	$218	$313
Expenses	16	67

Net	$202	$246

Other operating costs include costs not allocated to specific business units.

16. MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority’s interest, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to the minority’s interest. The details of minority interest expense are as follows:

MILLIONS	2004	2003

Distributed as recurring dividends
Preferred	$54	$25
Common	73	62
Undistributed	131	132

Minority interest expense	$258	$219

Minority share of income prior to the following	$399	$319
Minority share of depreciation and amortization, and future income taxes and other provisions	(141)	(100)

Minority interest expense	$258	$219

     During 2004, the company’s residential home building subsidiary paid a special dividend of $140 million to minority shareholders in addition to recurring dividends as noted above.

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17. INCOME TAXES

	2004	2003

Statutory income tax rate	37%	37%
Increase (reduction) in rate resulting from:
Dividends subject to tax prior to receipt by the company	(1)	(4)
Equity accounted earnings that have been tax effected by the investees	(14)	(5)
Change in Canadian tax rates	—	(1)
Other	1	(3)

Effective income tax rate	23%	24%

18. EQUITY ACCOUNTED INCOME

Equity accounted income (loss) includes the following:

MILLIONS	2004	2003

Noranda	$218	$6
Norbord	135	54
Fraser Papers	(8)	—

Total	$345	$60

19. JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2004	2003

Assets	$2,419	$2,369
Liabilities	1,456	1,421

Operating revenues	501	406
Operating expenses	233	192
Net income	116	49

Cash flows from operating activities	163	149
Cash flows from investing activities	(3)	12
Cash flows from financing activities	20	(18)

20. POST-EMPLOYMENT BENEFITS

The company offers a number of pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2004, assets of the plans totalled $57 million (2003 – $38 million), accrued benefit obligations totalled $86 million (2003 – $49 million) and unamortized transitional obligations and net actuarial losses totalled $11 million (2003 – $10 million), for a net accrued benefit liability of $18 million (2003 – $1 million). Included in the accrued benefit obligations is $15 million (2003 – $6 million) related to other post employment benefits. The benefit plan expense for 2004 was $3 million (2003 –$2 million). The discount rate used was 6% (2003 – 6%) with an increase in the rate of compensation of 4% (2003 – 4%) and an investment rate of 7% (2003 – 7%).

78 Brascan Corporation | 2004 Annual Report

21. SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2004	2003

Corporate borrowings
Issuances	$207	$450
Repayments	(110)	(273)

Net	$97	$177

Property specific mortgages
Issuances	$1,192	$725
Repayments	(212)	(1,109)

Net	$980	$(384)

Other debt of subsidiaries
Issuances	$733	$174
Repayments	(233)	(92)

Net	$500	$82

Common shares of subsidiaries
Issued	$—	$8
Repurchased	(33)	(133)

Net	$(33)	$(125)

Property
Dispositions	$222	$610
Investments	(563)	(771)

Net	$(341)	$(161)

Funds management
Securities sold	$345	$306
Securities purchased	(617)	(925)
Loans collected	108	1,262
Loans advanced	(1,141)	(959)

Net	$(1,305)	$(316)

Securities
Securities sold	$337	$500
Securities purchased	(167)	(545)

Net	$170	$(45)

Cash taxes paid were $120 million (2003 – $42 million) and are included in other cash expenses. Cash interest paid totalled $535 million (2003 – $490 million). Capital expenditures in our power generating operations were $35 million (2003 – $25 million), and in our real estate operations, were $40 million (2003 – $40 million).

Brascan Corporation | 2004 Annual Report 79

22. SHAREHOLDER DISTRIBUTIONS

MILLIONS	2004	2003

Preferred equity
Preferred share dividends	$46	$43
Preferred security distributions	16	15

	62	58

Common equity
Common share dividends	135	124
Convertible note interest	1	2

	136	126

Total	$198	$184

23. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

(a) Income Statement Differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2004	2003

Net income as reported under Canadian GAAP		$688	$403
Adjustments
Reduction of equity accounted income	(i)	(25)	(23)
Change in deferred income taxes	(ii)	10	37
Convertible note and preferred security distributions	(iii)	(17)	(17)
Conversion of convertible notes and preferred securities	(iv)	(16)	(45)
Market value adjustments	(v)	1	26
Increased commercial property income	(vi)	24	18
Increased commercial property depreciation	(vii)	5	(60)
Start-up costs and other	(viii)	(34)	—

Net income under US GAAP		$636	$339

Per share amounts under US GAAP
Net income
Basic		$2.29	$1.15
Diluted		$2.23	$1.13

(i) Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP

For 2004 and 2003
Start-up costs	defer and amortize	expense as incurred
Pension accounting	valuation allowance	no valuation allowance/
additional minimum liability
Derivative instruments and hedging activities	See Note 1 and Note 14	See Note 23(a)(v)

80 Brascan Corporation | 2004 Annual Report

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these developments, Noranda eliminates the effects of recognizing pension valuation allowances.

(ii) Deferred income taxes

The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2004 and 2003, there were no differences between the substantively enacted rates used under Canadian GAAP and the enacted rates used under US GAAP.

(iii) Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share.

(iv) Conversion of convertible note and preferred securities

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity and converted into the company’s functional currency at historic rates. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.

(v) Market value adjustments

Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under US GAAP, all trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The adjustment for the year ended December 31, 2004 to record net unrealized gains not already recognized under Canadian GAAP was $7 million (2003 – $2 million).

Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized in income. The unrealized adjustment for the year ended December 31, 2004 was $-6 million (2003 – $24 million).

The effects of accounting for derivatives in accordance with US GAAP for the year ended December 31, 2004 resulted in an increase in assets of $112 million (2003 – $107 million), an increase in liabilities of $72 million (2003 – $28 million), a decrease in other comprehensive income of $30 million (2003 – an increase of $75 million) and a decrease in net income of $8 million (2003 – an increase of $14 million) included in the adjustment described in the preceding paragraph, within the company’s consolidated financial statements. During the year ended December 31, 2004, $22 million (2003 – $7 million) of net derivative gains were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of

Brascan Corporation | 2004 Annual Report 81

certain contracts in Noranda, the company expects to reclassify $23 million, representing its share of net gains on these contracts from other comprehensive income to income.

(vi) Increased commercial property income

Prior to January 1, 2004, Canadian GAAP permitted the recognition of rental revenue over the term of the lease as it became due where increases in rent were intended to offset the estimated effects of inflation, whereas US GAAP required that rental revenue be recognized on a straight-line basis over the term of the lease. In 2003, the impact of this difference under US GAAP was an increase to commercial property income of $9 million. The company adopted straight-line recognition of rental revenue for all of its properties effective January 1, 2004, thereby harmonizing this policy with US GAAP. In 2004, the company recorded a decrease to commercial property income of $18 million to reflect the adjustment required if straight-line rental revenue had been recognized from the outset. The recognition of lease termination income can differ between US GAAP and Canadian GAAP. In 2004, the different treatment under US GAAP resulted in an increase to commercial property income of $42 million (2003 –$9 million).

(vii) Increased commercial property depreciation

Straight-line depreciation was adopted by the company on January 1, 2004 which effectively harmonized Canadian GAAP with US GAAP. The amount recorded as an adjustment in 2004 reflects the reduction in depreciation expense that would have been recorded if straight-line depreciation had been applied from the outset. The amount recorded as an adjustment in 2003 reflects the previous difference from Canadian GAAP under which commercial properties were depreciated using the sinking-fund method.

(viii) Start-up costs and other

Start-up costs and other has been adjusted for the differences between Canadian GAAP and US GAAP and includes $30 million (2003 – $20 million) of start-up costs which are deferred and amortized under Canadian GAAP and expensed under US GAAP, and $4 million of expenses (2003 – $20 million of income) related to differences from the company’s operations in Brazil and minority interests in the company’s property operations.

(b) Comprehensive Income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

MILLIONS	Note	2004	2003

Net income under US GAAP		$636	$339
Market value adjustments	(i)	(52)	243
Minimum pension liability adjustment	(ii)	(7)	23
Foreign currency translation adjustments	(iii)	30	269
Taxes on other comprehensive income		10	(45)

Comprehensive income		$617	$829

(i) Market value adjustments

Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2004, the company recorded $34 million of net unrealized losses (2003 – $141 million of net unrealized gains) on securities and $12 million (2003 –$27 million) of net unrealized gains in accounts receivable and other.

82 Brascan Corporation | 2004 Annual Report

Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda, Norbord and Fraser Papers for derivatives that qualify as hedges under US GAAP is $-10 million (2003 – $51 million) which is included in comprehensive income. During 2004, the company also recorded in other comprehensive income a $20 million decrease (2003 – increase of $24 million) in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii) Minimum pension liability adjustment

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Noranda, Norbord, Fraser Papers and Brascan Power.

(iii) Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

(c) Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP would result in the following presentation of the company’s balance sheet:

MILLIONS	Note	2004	2003

Assets
Cash and cash equivalents		$455	$382
Accounts receivable and other	(i)	3,055	2,132
Securities	(ii)	3,278	1,792
Loans and notes receivables		897	511
Property, plant and equipment
Property	(iii)	8,461	7,865
Power generation	(iii)	3,160	1,924
Equity accounted investments	(iv)	1,680	1,544

Total assets under US GAAP		$20,986	$16,150

Liabilities and shareholders’ equity
Accounts payable and liabilities		$2,806	$1,736
Corporate borrowings		1,675	1,213
Non-recourse borrowings
Property specific mortgages		6,890	4,881
Other debt of subsidiaries		2,586	2,100
Convertible and subordinated notes		223	254
Minority shareholders’ interests		1,591	1,419
Preferred equity
Corporate		912	685
Subsidiaries		975	1,009
Common equity	(v)	3,328	2,853

Total liabilities and equity under US GAAP		$20,986	$16,150

Brascan Corporation | 2004 Annual Report 83

Certain balances have been adjusted to reflect the consolidation of variable interest entities (“VIEs”). The adjustments were primarily a result of the consolidation of the company’s equity interests in Louisiana HydroElectric Power, which is summarized under Note 5 of the consolidated financial statements. There has been no adjustment to common equity.

The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i) Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2004	2003

Tax assets related to operating and capital losses	$1,217	$980
Tax liabilities related to differences in tax and book basis	(653)	(491)
Valuation allowance	(276)	(236)

Deferred income tax asset under US GAAP	$288	$253

(ii) Securities

Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under US GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses included in income.

Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2004	2003

Securities under Canadian GAAP	$3,490	$2,201
Reclassification to equity accounted investments	(517)	(543)
Consolidation of VIEs	272	—
Net unrealized losses for trading securities	(19)	(16)
Net unrealized gains on available for sale securities	52	150

Securities under US GAAP	$3,278	$1,792

(iii) Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. See also Note 19.

(iv) Equity accounted investments

The company’s investments under US GAAP include Noranda, Norbord, Fraser Papers and other real estate and business services. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under US GAAP.

MILLIONS	2004	2003

Investment under Canadian GAAP	$1,374	$1,196
Reclassification from securities and accounts receivable and other	476	493
Accumulated other comprehensive loss	(95)	(80)
Retained earnings adjustment	(75)	(65)

Equity accounted investments under US GAAP	$1,680	$1,544

84 Brascan Corporation | 2004 Annual Report

(v) Common equity

MILLIONS	2004	2003

Common equity under Canadian GAAP	$3,481	$3,008
Reversal of Canadian GAAP cumulative translation adjustment	(95)	(99)
Paid in capital	45	31
Reclassification of convertible notes	(11)	(52)
Cumulative adjustments to retained earnings under US GAAP	(202)	(164)
Accumulated other comprehensive income	110	129

Common equity under US GAAP	$3,328	$2,853

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2004	2003

Common shares	$1,226	$1,183
Paid in capital	45	31
Accumulated other comprehensive income	110	129
Retained earnings	1,947	1,510

Common equity under US GAAP	$3,328	$2,853

(d) Cash Flow Statement Differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2004	2003

Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$910	$742
Convertible note interest	(1)	(2)
Preferred security distributions	(16)	(15)

Operating under US GAAP	893	725
Financing	1,710	199
Investing	(2,581)	(874)

Net increase in cash and cash equivalents under US GAAP	$22	$50

(e) Changes in Accounting Policies

The FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”) effective for the company’s 2004 fiscal year. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (“VIEs”), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January 2003 (“FIN 46”). This interpretation is to be applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 14, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting

Brascan Corporation | 2004 Annual Report 85

period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidated such entity. FIN 46R was effective for the company on December 31, 2004 and the cumulative effect of the accounting change is reflected in the financial statements as of that date.

(f) Future Accounting Policy Changes

(i) Share-based payment

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.

(ii) Exchange of non-monetary assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets” (“SFAS 153”), an amendment of APB No. 29. This standard amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this standard is issued. Retroactive application is not permitted. The company is assessing the requirements of this standard and believes that its adoption will not have a significant impact upon adoption.

(iii) Participating securities

On March 21, 2004, the FASB ratified the consensus reached by the EITF on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. The company is assessing the impact that EITF 03-6 will have on its 2005 consolidated financial statements, if any.

86 Brascan Corporation | 2004 Annual Report

24. SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:

(a)	property operations, which are principally office properties, residential development and home building operations, located primarily in major North American cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	funds management, which include activities where funds are managed for the company and for institutional investors;

(b)	the company’s investment in Noranda.

	2004			2003
		Net			Net
M I L L I O N S	Revenue	Income	Assets	Revenue	Income	Assets

Property
Commercial properties	$1,118	$697	$7,020	$1,020	$621	$6,622
Residential properties	1,603	305	818	1,262	131	738
Development properties	5	1	950	69	67	814
Real estate services	126	16	51	105	18	48
Power generation	542	283	3,048	320	172	1,927
Funds management	415	327	3,825	281	234	2,095
Investment	—	218	1,374	—	6 1,	196

	3,809	1,847	17,086	3,057	1,249	13,440
Financial assets and other	218	202	2,924	313	246	2,859

	$4,027	2,049	$20,010	$3,370	1,495	$16,299
Cash interest and other cash expenses		1,098			878
Depreciation, taxes and other non-cash items		263			214

Cash flow/income from continuing operations		$688			$403

Revenue and assets by geographic segments are as follows:

	2004		2003
M I L L I O N S	Revenue	Assets	Revenue	Assets

United States	$2,434	$9,946	$1,973	$7,810
Canada	1,240	6,729	990	5,135
International	353	3,335	407	3,354

Revenue/Assets	$4,027	$20,010	$3,370	$16,299

25. SUBSEQUENT EVENT

Subsequent to December 31, 2004, the company acquired four hydroelectric generating facilities in Maine, New York, Pennsylvania and Maryland for $73 million. The facilities have an installed capacity of 71 megawatts. The company’s power operations also issued a long-term debenture for $42 million at a rate of 4.65%.

Brascan Corporation | 2004 Annual Report 87

Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)		2004		2003		2002		2001		2000

Per Common Share (fully diluted)
Book value		$13.51		$11.63		$9.90		$10.35		$10.85
Cash flow from operations		2.34		2.14		1.58		1.37		1.14
Cash return on book equity		19%		18%		16%		13%		11%
Net income		2.38		1.31		0.14		0.65		1.53
Market trading price – NYSE		$36.01		$20.36		$13.67		$12.04		$9.71
Market trading price – TSX	C	$43.15	C	$26.49	C	$21.17	C	$19.17	C	$14.63
Dividends paid		$0.55		$0.49		$0.43		$0.43		$0.42

Total (millions)
Assets		$20,010		$16,299		$14,422		$13,792		$14,407
Non-recourse borrowings Property specific mortgages		6,045		4,881		4,992		4,503		4,709
Other debt of subsidiaries		2,373		2,075		1,867		1,988		2,085
Corporate borrowings		1,675		1,213		1,035		826		913
Common equity		3,481		3,008		2,625		2,668		2,805
Revenues		4,027		3,370		3,064		3,042		2,844
Operating income		1,704		1,435		1,214		1,163		1,074
Cash flow from operations		670		624		469		388		332
Net income		688		403		83		201		435
Common shares outstanding		258.7		256.1		261.2		254.7		254.1

88 Brascan Corporation | 2004 Annual Report

Cautionary Statement Regarding Forward Looking Statements

This Annual Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Annual Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Brascan Corporation | 2004 Annual Report 89

Brascan’s Board of Directors

The Hon. James J. Blanchard
Partner, Piper Rudnick

Jack L. Cockwell
Group Chairman, Brascan

William A. Dimma, c.m., o.o.*
Chairman
Home Capital Group Inc.

The Hon. J. Trevor Eyton, o.c.
Member of the Senate of Canada

J. Bruce Flatt
President and CEO, Brascan

James K. Gray, o.c.
Founder and former CEO
Canadian Hunter Exploration Ltd.

Robert J. Harding, fca
Chairman, Brascan

David W. Kerr
Chairman, Noranda Inc.

Lance Liebman*
Professor of Law
Columbia Law School

Philip B. Lind, o.c.
Vice-Chairman,
Rogers Communications Inc.

The Hon. Roy MacLaren, p.c.
Corporate Director

G. Wallace F. McCain, o.c.,o.n.b.
Chairman, Maple Leaf Foods Inc.

Dr. Jack Mintz
President and CEO
CD Howe Institute

George S. Taylor
Corporate Director

*Director-elect

Details on Brascan’s Directors are provided in the Management Information Circular and on Brascan’s web site

Members of Affiliate and Advisory Boards

Property

William T. Cahill
Deputy Director
Citicorp Real Estate, Inc.

The Hon. William G. Davis, p.c., c. c.
Counsel, Torys

Robert A. Ferchat, fca
Former Chair and CEO
BCE Mobile Communications Inc.

Bruce T. Lehman
Principal, Armada LLC

Paul D. McFarlane
Corporate Director

Robert J. McGavin
Corporate Director

Michael F.B. Nesbitt
Chairman
Montrose Mortgage Corporation Ltd.

Allan S. Olson
President and CEO
First Industries Corporation

Sam Pollock, o.c.
Former Chair, Toronto Blue Jays

David M. Sherman
President, D. Sherman & Co., Inc.

Robert L. Stelzl
Director and former Principal
Colony Capital LLC

Michael D. Young
Principal
Quadrant Capital Partners, Inc.

William C. Wheaton
Professor of Economics and Director
MIT Center for Real Estate

Power Generation

Alex G. Balogh
Director, former Chair and CEO
Falconbridge Limited

André Bureau, o.c.
Chairman, Astral Media Inc.

Dian Cohen, C.M.
President, DC Productions Ltd.

Ronald J. Daniels
Dean, Faculty of Law
University of Toronto

Richard M. Drouin, o.c.
Former Chair and CEO
Hydro-Quebec

Pierre Dupuis
Former Vice President and COO
Dorel Industries Inc.

Kenneth W. Harrigan, o.c.
Former Chair and CEO
Ford Motor Company of Canada, Limited

O. Allan Kupcis
Chairman, Canadian Nuclear Assoc.

Sidney A. Lindsay
Corporate Director

Funds Management

Lorraine D. Bell
Corporate Director

Allen Karp, o.c.
Chairman Emeritus
Cineplex Odeon Corp.

Brian Kenning
Corporate Director

Marvin Jacob
Partner, Weil Gotshal & Manges LLP

Gail Kilgour
Corporate Director

John Lacey
Chairman, Alderwoods Group Inc.

John MacIntyre
Independent Financial Advisor
TD Capital Group Limited

Peter Tanaka
Independent Financial Advisor

Investments

André Bérard, o.c.
Chairman, National Bank of Canada

V. Maureen Kempston Darkes, o.c., o.o.
Group Vice-President
General Motors Corporation

A.L. (Al) Flood, c.m.
Former CEO
Canadian Imperial Bank of Commerce

Gordon E. Forward
Former CEO, Texas Industries Inc.

Paul Gagné
Former CEO, Avenor Inc.

Norman R. Gish
Former Chair and CEO
Alliance Pipeline Ltd.

G. Edmund King
Former Chair and CEO
CIBC Wood Gundy Corporation

Neville W. Kirchmann
President, Kirchmann Holdings Ltd.

Aldéa Landry
President, Landal Inc.

James W. McCutcheon, q.c.
Counsel
McCarthy Tétrault, LLP

Mary A. Mogford
Corporate Director

Margot Northey
Former Dean, Queen’s School of Business
Queen’s University

David H. Race
Former CEO, CAE Inc.

James D. Wallace
President, Pioneer Construction Inc.

Don S. Wells
Former Executive Vice-President
Royal Bank Financial Group

90 Brascan Corporation | 2004 Annual Report

Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at its administrative head office:

Brascan Corporation
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3

Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
E-Mail:	enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com

Stock Exchange Listings

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brascan’s shareholders at our annual meeting and are available to respond to questions at any time. Management also meets on a regular basis with investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the Brascan 2004 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2005 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, April 29, 2005 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on Brascan’s web site at www.brascancorp.com.

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Common Shares	BNN, BNN.LV.A	New York, Toronto
Class A Preference Shares
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Toronto Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Series 13	BNN.PR.K	Toronto
Series 14	BNN.PR.L	Toronto
Preferred Securities
8.35%	BNN.PR.S	Toronto
8.30%	BNN.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]
8 and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1 All dividend payments are subject to declaration by the Board of Directors

2 Interest payments

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Brascan Corporation | 2004 Annual Report 91

www.brascancorp.com | NYSE / TSX: BNN